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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ___________

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ___________

                         AMERICAN MEDICAL RESPONSE, INC.
                            (Name of Subject Company)

                            MEDTRANS ACQUISITION CO.

                                  LAIDLAW INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   027446 10 3
                      (Cusip Number of Class of Securities)

                                   ___________

                                 IVAN R. CAIRNS
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  LAIDLAW INC.
                             3221 NORTH SERVICE ROAD
                           BURLINGTON, ONTARIO L7R 3Y8

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   ___________

                                    Copy to:

                               STEPHEN J. DRAGICH
                              SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                                CHICAGO, ILLINOIS
                                 (312) 258-5692




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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

     This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 relates to the offer by MedTrans Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation ("Laidlaw"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American Medical Response, Inc. at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 1997, and in the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

     Laidlaw hereby extends the Expiration Date set forth in the Offer to Purchase until 12:00 midnight, New York City time, on Friday, February 14, 1997, subject to further extension as provided in the Offer to Purchase.

     The Offer to Purchase is hereby amended as follows:

     A. Section 1 of the Offer to Purchase is amended to clarify that the Purchaser may terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any of the conditions referred in Section 14 has not been satisfied prior to the Expiration Date or upon the occurrence of any of the events specified in Section 14 prior to the Expiration Date.

     B. Section 2 of the Offer to Purchase is amended to clarify that upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date provided that the conditions to the Offer set forth in Section 14, including, without limitation, the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the HSR Act, have been satisfied or waived prior to the Expiration Date.

     C. Clause (i) of Section 14 of the Offer to Purchase is amended in its entirety to read as follows: "(i) at any time prior to the Expiration Date the Minimum Condition shall not have not been satisfied," and the beginning language of clause (iv) of the Section 14 is hereby amended in its entirety to read as follows: "(iv) at any time on or after five days after announcement and prior to the Expiration Date, any of the following conditions shall occur . . . ."

     Except as explicitly amended hereby, the Offer to Purchase remains in full force and effect.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     To the extent that funds are borrowed in order to consummate the Offer, those funds will be borrowed pursuant to Laidlaw's existing revolving credit facilities among Laidlaw, as borrower, and a syndicate of financial institutions for which Canadian Imperial Bank of Commerce acts as

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administrative agent.  Laidlaw may borrow up to an aggregate amount of $1.4 billion under these facilities for general corporate purposes, including the transactions contemplated by the Offer. The revolving period of the facilities extends 364 days and if not extended, the facilities, to the extent drawn at the end of the revolving period, become payable over a five year period. Under the applicable agreements, Laidlaw is required to maintain certain balance sheet ratios, all of which are satisfied and are expected to satisfied following consummation of the Offer. The interest rates under the facilities, as a result of swap agreements extending to September 2003, averaged 6.22% at August 31, 1996.




ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(9)  Press Released issued February 6, 1997.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 1997                 MEDTRANS ACQUISITION CO.


                                   By: /s/ Ivan R. Cairns
                                      ---------------------------

                                   Its: Senior Vice President
                                        -------------------------

                                        LAIDLAW INC.


                                   By:  /s/ Ivan R. Cairns
                                      ---------------------------

                                   Its: Senior Vice President
                                        -------------------------

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                                 EXHIBIT (a)(9)

                            LAIDLAW EXTENDS AMR OFFER


February 6, 1997 . . . Burlington, Ontario. Laidlaw Inc. (NYSE:LDW.B) has extended the cash offer of $40(U.S.) for each of the approximately 28 million outstanding shares of American Medical Response (AMR) -- (NYSE:EMT) -- until midnight, New York time on Friday, February 14, 1997.

Laidlaw says the extension should allow sufficient time to complete the review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act.


                                      -30-


Contact:                 T.A.G. Watson
                         Vice President
                         Laidlaw Inc.
                         1-800-563-6072   ext. 309